Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: June 2017

1.	We announce to the capital market agents that, during June 2017(a), Itaú Unibanco acquired 6,985,000 preferred shares, and the average acquisition price(b) was R$35.85, totalizing approximately R$ 250.4 million.

2.	In 2017, we acquired a total of 35,382,900 preferred shares at the average price(a) of R$ 36.18.

3.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, July 4, 2017.

MARCELO KOPEL

Investor Relations Officer

(a)	According to the Material Fact published on 05/25/2017, these acquisitions relate to the buyback program approved by the Board of Directors that renewed the limit for purchases of up to 10.0 million common shares and 50.0 million preferred of own shares for the period from 05/26/2017 e 11/26/2018.

(b)	The repurchase amounts do not include settlement, brokerage and trading fees.